EXHIBIT 99.1

Hydrogenics Announces Upcoming Investor Events

MISSISSAUGA, Ontario, May 25, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following investor events during June, 2016:

  June 1: 13th Annual Craig-Hallum Institutional Investor Conference in Minneapolis
  June 1: Cowen Conference & Clean Technology Forum in New York
  June 21: Roth Capital 2nd Annual Cleantech Day in London

Institutional investors are welcome to attend and meet with management. To view related conference materials and webcasts, if available, please visit www.hydrogenics.com.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift to hydrogen. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Company Contacts:
Chris Witty
Hydrogenics Investor Relations
646-438-9385
cwitty@darrowir.com